Contact

www.linkedin.com/in/sascha-deri
(LinkedIn)
www.blushiftaerospace.com
(Company)

Top Skills

Start-ups
Marketing Strategy
New Business Development

Languages

English (Native or Bilingual)
Spanish (Native or Bilingual)

Sascha Deri

Innovating Space Exploration | Launching Earth Friendly Rockets |
CEO at bluShift Aerospace
Brunswick, Maine, United States

Summary

Experienced Chief Executive Officer with a demonstrated history of
working in the aerospace and renewable energy industry. Skilled in
Business Planning, Entrepreneurship, Product development, hybrid
rocket design and Strategic Partnerships.

Experience

bluShift Aerospace
Founder & CEO
November 2014 - Present (7 years 11 months)
Brunswick, Maine, United States

Innovating low cost, environmentally friendly solutions for space exploration.

altE Store
23 years 6 months

Chair of the Board & Co-Founder
January 2022 - Present (9 months)
Boxborough, Massachusetts, United States

Co-Founder & CEO
April 1999 - December 2021 (22 years 9 months)
Boxborough, MA

Making Renewable Do-Able™

ADC
Product Manager
2000 - 2002 (2 years)

Lucent Technologies
Product Manager
1999 - 2000 (1 year)
Holmdel, New Jersey, United States

NEC
Product Marketing Manager
1998 - 1999 (1 year)

Education

University of Southern Maine
Bachelor's degree, Electrical and Electronics Engineering · (1993 - 1996)

Earlham College
Bachelor's degree, Physics · (1989 - 1993)